CENTURY COMMUNITIES, INC.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

June 12, 2014

VIA EDGAR AND UPS

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney
Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Registration Statement on Form S-1
File No. 333-195678

Request for Acceleration of Effectiveness

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Century Communities, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on June 17, 2014, or as soon thereafter as practicable. In addition, the Company hereby requests acceleration of the effective date of its Registration Statement on Form 8-A, filed via EDGAR on June 12, 2014, so that it becomes effective concurrently with the Registration Statement.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the shares of common stock, par value $0.01 per share, of the Company covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mark J. Kelson of Greenberg Traurig, LLP at (310) 586-3856. In addition, it would be greatly appreciated if you could please call Mr. Kelson to notify him when the Registration Statement has been declared effective.

Sincerely,

Century Communities, Inc.

By:	/s/ Dale Francescon
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer

cc:	Mark J. Kelson, Esq., Greenberg Traurig, LLP
William Wong, Esq., Greenberg Traurig, LLP
Howard Adler, Esq., Gibson, Dunn & Crutcher LLP
Robert Francescon, Century Communities, Inc.
David Messenger, Century Communities, Inc.